RED SWAN
CRE MARKETPLACE

$200,000	$20	$500	$5,000,000
Target Offering	Share Price	Min Investment	Max Offering



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Simplifying real estate investing

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- **Over $1.1M previously funded**

CRE Deals Hosted by RedSwan $10B



RedSwan CF
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RED SWAN
CRE MARKETPLACE
Comments from our CEO: Ed Nwokedi
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The Significance of Investing in RedSwan CRE Today

RedSwan CRE's significant impact in real estate tokenization grants esteemed investors exclusive access to off-market commercial properties, reflecting our commitment to prime opportunities.

Direct investment in RedSwan CRE enhances global accessibility, liquidity, and stability for all investors worldwide while diversifying your portfolio.

Distinguished in tokenization and real estate, RedSwan CRE stands out with SEC registration and works to ensure full compliance.

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Global Market Leader

- ✓ 65 years Combined Institutional Real Estate Experience
- ✓ Largest Marketplace of Digital Assets
- ✓ End to End digital services
- ✓ Compliance: RIA and Broker Dealer

Creating Solutions for Real Estate Investing



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What is our Business Model?

RedSwan is building the future of real estate ownership. Using fractional ownership (tokenization) we are replacing the banks and offering access and equity to investors in the highest class of digital real estate asset securities globally. Our platform offers ownership in assets with stability, liquidity, and compliance with securities laws and regulations. Be an owner in just a few clicks. Invest using virtual or fiat currency. Don't miss this generational opportunity to become part of the new wealth.

Our Leadership Team

65 years of combined experience: Real Estate, Tech, CPA/ Finance, Broker Dealer

US Team



Ed Nwokedi
Founder/CEO



Roy Malkin
Co Founder



Don Oparah
Co Founder/CTO



Daniel Connolly
Advisor



Simon Herrmann
Director of Sales

RedSwan Markets LLC, Broker Dealer Division

**Application in Progress*



Martha Theus
Operations Officer



Charles Smulevitz
Compliance Officer

Use of Proceeds - $ 5 Million


39%
37%
13%
11%



Team Development | Marketing & Business Development | Legal & Administration | Proprietary Technology

Offering Terms

Offering type Regulation CF	**$200,000** Target Offering	**$5,000,000** Maximum Offering	**250,000** Available Shares
Security type Common	**$500** Minimum Investment	**$20** Share Price	

Transfer Agent KoreConX | Broker Dealer MUNDIAL FINANCIAL GROUP | Escrow Agent

Strategic Partners

coinbase | Hedera | TASSETS | ALTO | EY

Latest News and Updates


SECURITY TOKEN MARKET INSIDER INTERVIEWS
ED NWOKEDI
CEO, RED SWAN
REDSWAN

New Security Token Insider Interview released: Edward Nwokedi from RedSwan CRE

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Red Swan - Tokenizing Real Estate
THE HBAR FOUNDATION
REDSWAN

Ed Nwokedi, CEO of RedSwan, and the HBar Bull discuss RedSwan's decision to launch its token studio on the Hedera network.

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THE FUTURE OF TOKENIZED REAL ESTATE

The future of tokenized real estate with DJ Van Kuren of the Fore Institute and RedSwan CEO Ed Nwokedi.

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As Seen In

mint | Entrepreneur | FORTUNE | yahoo! finance | BENZINGA | Forbes | GlobeSt.com | coindesk

JOIN US in building the future. For a limited time, you can invest directly in RedSwan CRE. Our team has over 65 years combined experience in real estate and technology.
Be a part of our journey as we build the world's largest platform of tokenized commercial real estate, giving access to millions of people to create wealth on an individual level. The future of ownership is here now. Be a part of it!



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IMPORTANT NOTICE

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF REDSWAN SEED SELECT SPV, LLC., AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ALL INVESTORS SHOULD READ THE OFFERING MEMORANDUM PROVIDED IN CONJUNCTION WITH THIS OFFERING. INVESTMENT OPPORTUNITIES POSTED ON THIS WEBSITE ARE SPECULATIVE, ILLIQUID AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. REDSWAN SEED SELECT SPV, LLC., IS NOT A BROKER/DEALER, AND DOES NOT OFFER INVESTMENT ADVICE OR RECOMMENDATIONS WITH RESPECT TO ANY SECURITIES. THIS OFFERING UNDER REGULATION CROWDFUNDING IS BEING CONDUCTED THROUGH MUNDIAL FINANCIAL GROUP LLC, MEMBER OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA"). ALL SECURITIES POSTED ON THIS WEBSITE ARE OFFERED BY, AND ALL INFORMATION INCLUDED ON THIS SITE IS THE RESPONSIBILITY OF, REDSWAN SEED SELECT SPV, LLC. MUNDIAL FINANCIAL GROUP LLC CANNOT VERIFY THE ADEQUACY, ACCURACY, OR COMPLETENESS OF ANY INFORMATION. NEITHER MUNDIAL FINANCIAL GROUP LLC NOR ANY OF ITS OFFICERS, DIRECTORS, AGENTS, AND EMPLOYEES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND WHATSOEVER RELATED TO THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION ON THIS SITE OR THE USE OF INFORMATION ON THIS SITE. MUNDIAL FINANCIAL GROUP LLC IS A BROKER-DEALER REGISTERED WITH THE SEC AND MEMBER FINRA / SIPC. FINRA 'S BROKERCHECK. REDSWAN SEED SELECT SPV, LLC., AND THE MUNDIAL FINANCIAL GROUP LLC ARE INDEPENDENT AND UNAFFILIATED ENTITIES.

FORWARD-LOOKING STATEMENTS

ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, CONTAINED ON THIS WEBSITE CONSTITUTE "FORWARD-LOOKING STATEMENTS" AND ARE BASED ON THE REASONABLE EXPECTATIONS, ESTIMATES, AND PROJECTIONS OF REDSWAN SEED SELECT SPV, LLC., (THE "COMPANY") AND THE COMPANY'S MANAGEMENT AS OF THE DATE OF LAUNCHING THIS WEBSITE. THE WORDS "PLANS," "EXPECTS," OR "DOES NOT EXPECT," "IS EXPECTED," "BUDGET," "ANTICIPATES", "SCHEDULED," "ESTIMATES," "FORECASTS," "INTENDS," "ANTICIPATES," OR "DOES NOT ANTICIPATE," OR "BELIEVES," OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY," "COULD," "WOULD," "MIGHT," "WILL" OR "WILL BE TAKEN," "OCCUR" OR "BE ACHIEVED" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING OUR PROJECTED NUMBER OF SALES, REVENUES, VALUATION, INVESTMENT RETURNS, EXPECTED CUSTOMER DEMAND, AND THE COMPANY'S BUSINESS STRATEGY. FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY'S MANAGEMENT AS OF THE DATE OF SUCH STATEMENTS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES. THE ESTIMATES AND ASSUMPTIONS CONTAINED ON THIS WEBSITE, WHICH MAY PROVE TO BE INCORRECT, INCLUDE, BUT ARE NOT LIMITED TO, THE VARIOUS ASSUMPTIONS OF THE COMPANY SET FORTH HEREIN. KNOWN AND UNKNOWN FACTORS COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, OUR SUCCESS IN RAISING CAPITAL THROUGH OUR REGULATION CF OFFERING, OUR PROJECTED TIME FRAMES, CHANGES IN DEMAND, INDUSTRY COMPETITION, LEGISLATIVE, FISCAL, AND REGULATORY DEVELOPMENTS, ECONOMIC AND FINANCIAL MARKET CONDITIONS, INCLUDING BUT NOT LIMITED TO THE CURRENT COVID-19 GLOBAL PANDEMIC. MORE INFORMATION ON THE FACTORS, RISKS, AND UNCERTAINTIES THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES IS INCLUDED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING IN THE "RISK FACTORS" SECTIONS OF OUR OFFERING STATEMENT ON FORM 1-A. MANY OF THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT THE COMPANY'S ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ALL OF THE FORWARD-LOOKING STATEMENTS MADE ON THIS WEBSITE ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS. THESE FACTORS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE FACTORS THAT COULD AFFECT THE COMPANY. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW OR REGULATION. THE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS. THE MANAGERS HAVE DEVELOPED A BUSINESS PLAN TO GROW THE COMPANY RAPIDLY. HOWEVER, WE SUGGEST INVESTORS CAREFULLY READ OUR OFFERING CIRCULAR AND UNDERSTAND THE RISKS ASSOCIATED WITH INVESTING IN AN EARLY-STAGE COMPANY.

REFUND POLICY

ALL INVESTMENTS ARE CANCELLABLE UP UNTIL 48 HOURS PRIOR TO THE CLOSING ASSOCIATED WITH AN INVESTORS INVESTMENT. INVESTORS MAY CONTACT INVESTORS@REDSWAN.IO TO CANCEL AN INVESTMENT WITHIN THE ALLOWED CANCELLATION PERIOD. MUNDIAL FINANCIAL GROUP LLC IS THE ONBOARDING AGENT FOR THIS OFFERING AND IS NOT AN AFFILIATE OF NOR CONNECTED WITH THE ISSUER. MUNDIAL FINANCIAL GROUP LLC IS NOT PLACING OR SELLING THESE SECURITIES ON BEHALF OF THE ISSUER. MUNDIAL FINANCIAL GROUP LLC IS NOT SOLICITING THIS INVESTMENT NOR MAKING ANY RECOMMENDATIONS BY COLLECTING, REVIEWING, AND PROCESSING YOUR APPLICATION FOR INVESTMENT. MUNDIAL FINANCIAL GROUP LLC CONDUCTS ANTI-MONEY LAUNDERING, IDENTITY, AND BAD ACTOR DISQUALIFICATION REVIEWS OF THE ISSUER AND ENSURES THEY ARE A REGISTERED BUSINESS IN GOOD STANDING. MUNDIAL FINANCIAL GROUP LLC IS NOT VALIDATING OR APPROVING THE INFORMATION PROVIDED BY THE ISSUER OR THE ISSUER ITSELF. CONTACT INFORMATION ABOVE IS PROVIDED FOR APPLICANTS TO MAKE INQUIRIES AND REQUESTS OF MUNDIAL FINANCIAL GROUP LLC REGARDING THE GENERAL APPLICATION PROCESS, THE STATUS OF THE APPLICATION, OR GENERAL REG CF REGULATION-RELATED INFORMATION. MUNDIAL FINANCIAL GROUP LLC MAY DIRECT APPLICANTS TO SPECIFIC SECTIONS OF THE OFFERING STATEMENT TO LOCATE INFORMATION OR ANSWERS TO THEIR INQUIRY BUT DOES NOT OPINE OR PROVIDE GUIDANCE ON ISSUER-RELATED MATTERS.